ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

July 29, 2010

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re: Endo Pharmaceuticals Holdings Inc.
Form 10-K filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Supplemental Response filed June 25, 2010
File No.: 001-15989

Dear Mr. Riedler:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, the “Company”, “we” or “us”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated July 21, 2010.

For the convenience of the staff, I have transcribed the comment being addressed with Endo’s response following thereafter.

1.	We note your response to our prior comment 4. However, Item 407(c)(2)(vi) of Regulation S-K requires that you explicitly state whether your company has a diversity policy that must be considered when nominating director candidates. Please provide draft disclosure as you expect it to appear in your next proxy filing which meets the Item 407(c)(2)(vi) requirement.

As requested, we propose including in our Definitive Proxy Statement to be filed in 2011, as applicable, discussion similar to the following, which we provide below with respect to 2009. For ease of comparison, we have underlined changes to our 2009 Proxy disclosures to address your comment:

Nominating & Governance Committee

On December 13, 2006, the Board of Directors chartered the Nominating & Governance Committee, which is comprised of independent directors.

The Nominating & Governance Committee of the Board of Directors identifies and recommends to the Board individuals qualified to serve as directors of the Company, recommends to the Board directors to serve on committees of the Board and advises the Board with respect to matters of Board composition and procedures. The Nominating & Governance Committee also oversees the Company’s corporate governance.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 29, 2010

The Nominating & Governance Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Nominating & Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating & Governance Committee may also take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held. To have a candidate considered by the Nominating & Governance Committee, a stockholder must submit the recommendation in writing and must include the following information:

•	The name of the stockholder and evidence of the person’s ownership of Company stock, including the number of shares owned and the length of time of ownership; and

•

The name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director of the Company and the person’s consent to be named as a director if selected by the Nominating & Governance Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Secretary at Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, PA 19317, and must be received by the Secretary not less than 120 days prior to the anniversary date of the Company’s most recent annual meeting of stockholders.

While the Board does not have a formal policy with respect to diversity, the Board of Directors and the Nominating & Governance Committee advocate diversity in the broadest sense. We believe that it is important that nominees for the Board represent diverse viewpoints and have diverse backgrounds. The Nominating & Governance Committee looks at a broad array of qualifications and attributes including: experience, skills, expertise, and personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the needs of the Board of Directors. Although not specified in the charter, the Committee also considers race and gender when selecting candidates so that additional diversity may be represented on the Board.

The Nominating & Governance Committee identifies potential nominees by asking current directors and executive officers to notify the Nominating & Governance Committee if they become aware of persons meeting the criteria described above. The Nominating & Governance Committee also, from time to time, may engage firms that specialize in identifying director candidates. As described above, the Nominating & Governance Committee will also consider candidates recommended by stockholders.

Once a person has been identified by the Nominating & Governance Committee as a potential candidate, the Nominating Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating & Governance Committee determines that the candidate warrants further consideration, the Chairman or a member of the Nominating & Governance Committee contacts

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 29, 2010

the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating & Governance Committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the Nominating & Governance Committee might be considering, and conducts one or more interviews with the candidate. Generally, Nominating & Governance Committee members may conduct additional due diligence of the candidate. The Nominating & Governance Committee’s evaluation process does not vary based on whether or not a candidate is recommended by a stockholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending stockholder and the length of time that such shares have been held.

On February 26, 2009, the Board of Directors appointed William P. Montague as a director of the Company to fill the vacancy left by Mr. Horner. Mr. Montague was recommended to the Nominating & Governance Committee by a current director. On March 30, 2009, the Nominating & Governance Committee appointed Nancy J. Hutson, Ph.D. as a director of the Company. Dr. Hutson was recommended to the Nominating & Governance Committee by a global executive search firm. The Company engaged this global executive search firm to assist in identifying and evaluating potential nominees for director and to provide its recommendations on each potential nominee.

The current members of the Nominating & Governance Committee are Messrs. Hyatt and Kimmel and Dr. Meanwell. The Board has elected Mr. Kimmel as Chairman of the Nominating & Governance Committee. Between January 1, 2009 and December 31, 2009, the Nominating & Governance Committee met four times. Subject to their election at the 2010 Annual Meeting, the Board of Directors currently expects to reappoint Messrs. Kimmel and Hyatt and appoint Dr. Hutson as members of the Nominating & Governance Committee, effective May 26, 2010. Dr. Meanwell will not stand for re-election in 2010. Subject to his election at the 2010 Annual Meeting, the Board currently expects to reappoint Mr. Kimmel as Chair of the Nominating & Governance Committee. The Board of Directors has determined that all of the members of the current and future Nominating & Governance Committee are “independent” in accordance with the criteria established by the SEC and the NASDAQ. The Nominating & Governance Committee operates pursuant to a written charter adopted by the Board of Directors, which is available on the Company’s website at www.endo.com, under “Investors-Corporate Governance-Nominating & Governance Committee.”

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In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

July 29, 2010

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (484) 840-4112.

Very truly yours,

/S/ Alan G. Levin
Alan G. Levin
Executive Vice President, Chief Financial Officer